Exhibit 99.7

A detailed description of the transactions described in this letter of transmittal (this “Letter of Transmittal”) is contained in the management information circular dated April 7, 2020 (the “Circular”) mailed to the holders (“Shareholders”) of common shares (“Shares”) of Correvio Pharma Corp. (“Correvio”) and certain other securityholders of Correvio in connection with an annual general and special meeting of Shareholders and certain other securityholders of Correvio that is scheduled to be held on May 15, 2020 or any adjournment(s) or postponement(s) thereof (the “Meeting”). You may obtain a copy of the Circular free of charge from www.sedar.com. You may also request a paper copy free of charge by contacting Computershare Investor Services Inc. (see the back cover of this document for address and telephone number).

This Letter of Transmittal must be validly completed, duly executed and returned to the depositary, Computershare Investor Services Inc. (the “Depositary”). It is important that you validly complete, duly execute and return this Letter of Transmittal on a timely basis in accordance with the instructions contained herein.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR SHARES OF CORREVIO PHARMA CORP.

Pursuant to a proposed Plan of Arrangement involving

CORREVIO PHARMA CORP. AND

MERCURY PHARMA GROUP LIMITED

This Letter of Transmittal is important and requires your immediate attention. This Letter of Transmittal must be completed and submitted by all registered holders (“Registered Shareholders”) of Shares holding physical share certificates or holding shares in book-entry form. This Letter of Transmittal is only for use by Registered Shareholders. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee (each, an “Intermediary”), or in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant are not required to submit this Letter of Transmittal and should contact their Intermediary for instructions and assistance in receiving the Consideration (as defined herein).

Registered Shareholders must forward a properly completed and signed Letter of Transmittal and certificate(s) representing their Shares and all other required documents or provide the necessary confirmation of a book-entry transfer, to the Depositary in order to receive the consideration to which they are entitled under the Arrangement (as defined below).

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Shares, or the necessary confirmation of a book-entry transfer, deposited with the Depositary in connection with the proposed arrangement (the “Arrangement”), being a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”), involving Correvio and Mercury Pharma Group Limited (the “Purchaser”) that is being submitted for approval at the Meeting and as more fully described in the Circular. For more information, Registered Shareholders are referred to the notice of meeting of Shareholders and the Circular accompanying this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular. The Circular contains important information and Registered Shareholders are urged to read the Circular in its entirety.

Subject to the approval of the Arrangement at the Meeting, the approval of the Supreme Court of British Columbia and the satisfaction or waiver of certain other conditions as described in the Circular, the Effective Date of the Arrangement is anticipated to occur on or about May 27, 2020. On the Effective Date, Shareholders (other than those who validly exercise their Dissent Rights) will be entitled to receive, in accordance with the terms and conditions set forth in the Plan of Arrangement, a cash payment of US$0.42 from the Purchaser in consideration for each Share (the “Consideration”).

Registered Shareholders who do not forward to the Depositary a properly completed and duly executed Letter of Transmittal, together with the certificate(s) representing their Shares or necessary confirmation of book-entry transfer and the other relevant documents will not receive the Consideration to which they are otherwise entitled for their Shares until deposit thereof is made, provided that if such deposit is not made on or prior to the sixth anniversary of the Effective Date, such Registered Shareholder shall be deemed to have irrevocably surrendered for no consideration to the Purchaser or its successors such Consideration and the Shares formerly held by such Registered Shareholder, and any certificate(s)/DRS advice(s) representing the Shares formerly held by such Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Correvio and cancelled. Whether or not Registered Shareholders forward their certificate(s)/DRS advice(s) upon the completion of the Arrangement on the Effective Date, Registered Shareholders will cease to be holders of Shares as of the Effective Date and certificate(s)/DRS advice(s) representing Shares shall represent only (a) the right to receive the Consideration that the former Shareholder is entitled to in accordance with the terms of the Arrangement until the sixth anniversary of the Effective Date or (b) in the case of Registered Shareholders who properly exercise Dissent Rights, their Dissenting Shares shall be transferred to the Purchaser (free and clear of all Liens) in consideration for a payment by the Purchaser as provided in the Plan of Arrangement.

NON-REGISTERED SHAREHOLDERS SHOULD CONTACT THEIR INTERMEDIARY (I.E. BROKERS, INVESTMENT DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES) FOR INSTRUCTIONS AND ASSISTANCE IN RECEIVING THE CONSIDERATION.

Any certificate(s)/DRS advice(s) formerly representing Shares (or an affidavit of loss and bond or other indemnity pursuant to section 5.2 of the Plan of Arrangement), together with such other documents or instruments that are required to be delivered by such former Registered Shareholder not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature against Correvio, the Purchaser or the Depositary and the right of the former holder of such Shares to receive the Consideration for such Shares will be deemed to be irrevocably surrendered for no consideration to the Purchaser or its successors.

Delivery of a properly completed and duly executed Letter of Transmittal and certificate(s)/DRS advice(s) representing Shares, or a confirmation of book-entry transfer to an address of the Depositary, other than as set forth below, does not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below.

This document does not constitute an offer to acquire, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. No Consideration will be deposited to, nor will deliveries of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which such acceptance would not be in compliance with the laws of such jurisdiction.

Taxes withheld from the Consideration or other entitlements paid pursuant to the Plan of Arrangement shall be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld, provided that such withheld amounts are remitted to the appropriate governmental entity.

NO PAYMENT OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

If you need assistance in completing this Letter of Transmittal, please contact the Depositary at toll-free at 1 (800) 564-6253 or by email at corporateactions@computershare.com or contact your professional advisor.

TO:	CORREVIO PHARMA CORP.

AND TO:	MERCURY PHARMA GROUP LIMITED

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned delivers to you the following Shares, together with the enclosed certificate(s)/DRS advice(s) representing such Shares, if any, and, subject only to the provisions of the Arrangement, irrevocably surrenders such Shares upon the terms and conditions contained in this Letter of Transmittal and the Circular. The following are the details of the delivered Shares (the “Deposited Shares”):

Description of Shares

BOX 1—SHARE(S) DEPOSITED

(if insufficient space, attach a list in the form below)

Name and Address of Registered Shareholder (please print)	Certificate Number/DRS Advice Holder ID (if applicable)	Number of Shares

TOTAL

(If the space provided above is not sufficient, please attach a signed list in the above form)

☐          Some or all of the certificates of my Deposited Shares have been lost, stolen or destroyed. Please review Instruction 6 for the procedure to replace lost, stolen or destroyed certificates. (Check box if applicable.)

IN CONSIDERATION OF THE ARRANGEMENT AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal, the undersigned:

(a)	acknowledges receipt of the Circular;

(b)	understands that, whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date in regards to the Shares, the undersigned will cease to be a Registered Shareholder, and, subject to paragraph (c) below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement for the undersigned’s Shares;

(c)	understands that, subject to the requirements of applicable laws with respect to unclaimed property, if the undersigned is a Registered Shareholder and fails to deliver the required documentation to the Depositary on or before the sixth (6th) anniversary of the Effective Date, the aggregate Consideration to which such Registered Shareholder was ultimately entitled shall be deemed to be irrevocably surrendered for no consideration to the Purchaser or its successors and shall be returned to the Purchaser or its successors by the Depositary;

(d)	directs the Depositary (i) if the Arrangement is completed, to deliver in exchange for the Deposited Shares promptly after the Effective Date a cheque or wire transfer (as elected by the undersigned herein) for the undersigned’s Consideration for the Deposited Shares; and (ii) if the Arrangement is not completed, to return the certificate(s)/DRS advice(s) representing Deposited Shares, if any, to the undersigned, or, in the case of Shares deposited by book-entry transfer, to credit the Deposited Shares to the applicable account. If the undersigned has not elected to receive the undersigned’s Consideration by wire transfer, the cheque and/or certificate(s)/DRS advice(s), if any, will be forwarded by first-class mail to the undersigned at the address set forth below, unless the undersigned instructs the Depositary to hold for pick-up the cheque and/or certificate(s)/DRS advice(s), if any, by checking the appropriate box in Box 4 below. If the undersigned has elected to receive the undersigned’s Consideration by wire transfer by completing Box 5 below, and certificate(s)/DRS advice(s) are to be returned to the undersigned, such certificate(s)/DRS advice(s) will be forwarded by first-class mail to the undersigned at the address set forth below. In either case, if no address is specified, the cheque and/or certificate(s)/DRS advice(s), if any, will be forwarded to the address of the undersigned as shown on the register of shareholders of Correvio, maintained by or on behalf of Correvio. Cheques and/or certificate(s)/DRS advice(s), if any, mailed in accordance with this paragraph will be deemed to be deposited by the Depositary at the time of mailing;

(e)	acknowledges that where it is determined that delivery by mail or wire transfer may be delayed, the Depositary will make arrangements to hold for pick-up a cheque and/or certificate(s)/DRS advice(s), if any, at the Depositary’s office at which the Deposited Shares were deposited until it is determined that delivery by mail or wire transfer (as applicable) will no longer be delayed, and further acknowledges that where delivery, wire transfers or pick-up of cheques and/or certificate(s)/DRS advice(s) is delayed due to force majeure event such as war, terrorism, disease outbreak, pandemic or epidemic or other related condition, then such delivery, wire transfer or pick-up, or any other related action, shall be taken as soon as is reasonably practicable after such force majeure event has ended, and none of Purchaser, Correvio nor the Depositary shall be liable for any loss in connection with or arising out of, such delay;

(f)	(i) irrevocably constitutes and appoints an officer of the Purchaser as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to: (A) register or record the transfer of Deposited Shares on the registers of Correvio; and (B) execute and deliver, as and when requested by Correvio or the Purchaser, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Purchaser in respect of such Deposited Shares, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any person or persons as the proxy of such holder in respect of the Deposited Shares for all purposes, other than in connection with the Meeting; and (ii) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares other than as granted in a form of proxy for use at the Meeting;

(g)	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the transfer of the Deposited Shares;

(h)	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and any obligation of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(i)	by virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares shall be determined by the Purchaser, in its sole discretion, and that such determination shall be final and binding and acknowledges that: (i) the Purchaser reserves the absolute right to reject any and all deposits which the Purchaser determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction; (ii) the Purchaser reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Shares; and (iii) there is no duty or obligation on the part of Correvio, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Deposited Shares and no liability shall be incurred by any of them for failure to give any such notice;

(j)	acknowledges that Correvio and/or the Purchaser may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement or Arrangement Agreement, and (iv) legal counsel to or other representatives of any of the parties to the Arrangement or Arrangement Agreement;

(k)	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement; and

(l)	acknowledges that each of the Purchaser, Correvio and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Registered Shareholders pursuant to the Plan of Arrangement or the Arrangement Agreement such amounts as they are required, or reasonably believe after considering the advice of legal counsel to be required, to deduct and withhold or is required to deduct and withhold with respect to such consideration under any provision of any applicable law or any applicable provision of federal, provincial, territorial, state, local or foreign law and remit such deduction and withholding amount to the appropriate governmental entity. To the extent that amounts are so properly deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Arrangement as having been paid to the former Registered Shareholder to whom such amounts would otherwise have been paid, provided that such withheld amounts are remitted to the appropriate governmental entity.

The undersigned represents and warrants in favour of the Purchaser and Correvio that (i) the undersigned is, and will immediately prior to the Effective Time be, the legal owner and registered holder of the Deposited Shares, (ii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deliver, deposit, sell, assign and transfer the Deposited Shares and that, when the Consideration is paid for such Deposited Shares, neither of the Purchaser nor Correvio, as applicable, nor any of their respective successors or assigns, will be subject to any adverse claim in respect of such Deposited Shares, (iii) the undersigned owns the Deposited Shares being deposited free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iv) the surrender of the Deposited Shares complies with applicable laws, (v) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person, (vi) all the information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary at any time up to two business days prior to the Effective Date and Correvio and the Purchaser have determined, in their sole discretion, that such revocation has been properly made, the undersigned shall not, prior to such time, transfer or permit to be transferred any of such Deposited Shares.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares unless and until the Arrangement is consummated and until the certificate(s)/DRS advice(s) representing the Deposited Shares, if any, and a duly completed and executed Letter of Transmittal are received by the Depositary at its office located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, together with such additional documents as the Depositary, Correvio or the Purchaser may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on any Consideration payable in connection with the Arrangement.

Any references to “address of record” in this Letter of Transmittal in respect of a Shareholder shall mean the address of the Shareholder as shown on the books and records of Computershare Investor Services Inc., the transfer agent for the Shares immediately prior to the Effective Date.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation par le soussigné d’une lettre d’envoi de choix en langue anglaise, le soussigné est présumé avoir requis que tout contrat attesté par la Arrangement acceptée par cette lettre d’envoi de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX 2 ISSUE CHEQUE IN THE NAME OF: (please print or type) See Instruction 1 & 3	BOX 3 SEND CHEQUE (UNLESS BOX 3 IS CHECKED) TO: (please print or type) See Instruction 1 & 3 D Same address as in Box 2 (check box) or to:
Name	Name
Street Address and Number	Street Address and Number
City and Province or State	City and Province or State
Country and Postal Code	Country and Postal Code
Telephone - Business Hours
Taxpayer Identification Number or Social Insurance No.

BOX 4
HOLD CHEQUE AND/OR SHARES FOR PICKUP AT COMPUTERSHARE OFFICE
(CHECK LOCATION)

O TORONTO	O MONTREAL	O VANCOUVER	O CALGARY

SEE INSTRUCTION SECTION 10 FOR OFFICE ADDRESSES

BOX 5

WIRE PAYMENT*

0 DELIVER FUNDS VIA WIRE* (COMPLETE BOX 5)

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

Please provide email address and phone number in the event that we need to contact you for corrective measures:

BOX 5 (continued)

EMAIL ADDRESS:____________________________________ **PHONE NUMBER:** ____________________

Beneficiary Name(s) that appears on the account at your financial institution – **this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted) | **City | **Province/State | **Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address | **City | **Province/State | **Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No. | Bank No. & Transit No. (Canadian Banks) | ABA/Routing No. (US Banks)

(3 digits & 5 digits) | (9 digits

SWIFT or BIC Code | IBAN Number | Sort Code (GBP)

(11 characters – if you only have eight, put 'XXX' for the last three)

Additional Notes and special routing instructions:

** Mandatory fields

[Box 5 continues on next page]

BOX 5 (continued)

ADDRESS TO WHICH CERTIFICATE(S)/DRS ADVICE(S) SHOULD BE RETURNED, IF ARRANGEMENT IS NOT COMPLETED:

See Instruction 1 & 3

NAME: _____________________________________________________________________________________
STREET ADDRESS:		AND		NUMBER _______
CITY AND	PROVINCE		OR	STATE ______
COUNTRY AND POSTAL CODE: ________________________________________________

BOX 6

STATUS AS A U.S. REGISTERED SHAREHOLDER

TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS BY SELECTING ONE BOX BELOW

(See section 8 of the Instructions)

D	The person signing this Letter of Transmittal represents that it is not a U.S. Registered Shareholder and is not acting on behalf of a U.S. Registered Shareholder.

D	The person signing this Letter of Transmittal represents that it is a U.S. Registered Shareholder or is acting on behalf of a U.S. Registered Shareholder.

A “U.S. Registered Shareholder” is any holder of Shares that is either (a) a U.S. Person for U.S. federal income tax purposes as described in section 8 of the Instructions or (b) providing an address in Box 1 or 2 or in the signature block below that is located within the United States or any territory or possession thereof, or who checks Box 6 and deposits this Letter of Transmittal at an office of the Depositary that is listed on the back page of the Letter of Transmittal.

IF YOU ARE NOT A U.S. REGISTERED SHAREHOLDER OR ACTING ON BEHALF OF A NON-U.S. REGISTERED SHAREHOLDER AND YOU PROVIDE A U.S. ADDRESS OR U.S. ACCOUNT FOR PAYMENT PURPOSES OR TRANSMIT INSTRUCTIONS REGARDING PAYMENT FROM WITHIN THE UNITED STATES, THEN IN ORDER TO AVOID U.S. FEDERAL INCOME TAX BACKUP WITHHOLDING, YOU MUST COMPLETE AND SIGN AN APPLICABLE IRS FORM W-8 (E.G., IRS FORM W-8BEN (FOR INDIVIDUALS) OR FORM W-8BEN-E (FOR ENTITIES) OR OTHER APPLICABLE FORM W-8), AS PROVIDED IN SECTION 8 OF THE INSTRUCTIONS. IRS FORMS W-8 ALONG WITH THE APPLICABLE INSTRUCTIONS MAY BE OBTAINED AT WWW.IRS.GOV OR BY CALLING 1-800-829-3676.

IF YOU ARE A U.S. REGISTERED SHAREHOLDER, THEN IN ORDER TO AVOID U.S. FEDERAL INCOME TAX BACKUP WITHHOLDING, YOU MUST GENERALLY FURNISH AN INTERNAL REVENUE SERVICE (“IRS”) FORM W-9 CERTIFYING THAT YOU ARE A U.S. PERSON FOR U.S. FEDERAL INCOME FOR TAX PURPOSES, AS PROVIDED IN SECTION 8 OF THE INSTRUCTIONS.

REGISTERED SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 1 herein)	Date: _______________________________

Authorized Signature of Guarantor	Signature of holder of Shares or Authorized Representative — See Instructions 1 and 3

Name of Guarantor (please print or type)	Name of holder of Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Tax Identification or Social Insurance Number of holder of Shares	Daytime telephone number and e-mail of holder of Shares or daytime telephone number and e mail of Authorized Representative

Form **W-9**
(Rev. December 2019)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification:

D Individual/sole proprietor D C Corporation D S Corporation D Partnership D Trust/estate or single-member LLC
D Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) � ____________

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

D Other (see instructions) �

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)________

Exemption from FATCA reporting code (if any) ___________

(Applies to accounts maintained outside of the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

			-			-				

or

Employer identification number

		-							

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person �** Date �

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
• Form 1099-C (canceled debt)
• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S.

return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)

person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual**. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation**. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding.

- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

***Note**. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1.              Signature Guarantees. If this Letter of Transmittal is signed by a person other than the registered holder(s) of Deposited Shares, or if Deposited Shares are to be returned, if the Arrangement is not completed, to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown in the register of Shareholders maintained by or on behalf of Correvio, or if a cheque is to be sent to a person other than the registered holder(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below) (except that no guarantee is required if the signature is that of an Eligible Institution) or in some other manner acceptable to the Depositary.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

2.              Requirements of Delivery. To receive the Consideration and any other entitlement to which a Registered Shareholder is entitled under the terms of the Arrangement, this Letter of Transmittal (or a manually signed facsimile copy hereof), properly completed and duly executed as required by the instructions set forth herein, together with the certificate(s)/DRS advice(s), if any, representing the Deposited Shares (or the necessary confirmation of a book-entry transfer) and all other documents required by the Circular and this Letter of Transmittal must be received by the Depositary at its office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada on or before the sixth (6th) anniversary of the Effective Date.

If Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy hereof) must accompany each such delivery.

The method used to deliver this Letter of Transmittal, certificate(s)/DRS advice(s) representing Deposited Shares and all other required documents is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada. Correvio recommends that the necessary documentation be hand deposited to the Depositary, at its office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada, and that a receipt be obtained therefor, or if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. No alternative, conditional or contingent deliveries will be accepted. All delivering Registered Shareholders, by executing this Letter of Transmittal (or a manually signed facsimile copy of this Letter of Transmittal if by an Eligible Institution), waive any right to receive any notice of the acceptance of their Shares for payment.

3.              Signatures on Letter of Transmittal. This Letter of Transmittal must be completed and signed by the registered holder of Deposited Shares agreeing to deliver and surrender such Deposited Shares pursuant to the terms of the Arrangement or by such holder’s duly authorized representative (as described below).

If this Letter of Transmittal is signed by the registered holder(s) of the Deposited Share(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the certificate(s)/DRS advice(s) representing the Deposited Share(s), if any, or if such Deposited Share(s) are uncertificated or not held in the form of a DRS advice, on the register of Shareholders maintained by or on behalf of Correvio, without any change whatsoever. If such Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (however, such signatures may be in counterpart).

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Share(s), or if a cheque is to be delivered to a person other than the registered holder(s), such signature(s) must be guaranteed as noted in Instruction 1 and the certificate(s)/DRS advice(s), if any, representing the Deposited Shares must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder(s) and the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on such certificate(s)/DRS advice(s).

4.              Fiduciaries, Representatives and Authorizations. If this Letter of Transmittal or the certificate(s)/DRS advice(s) representing the Deposited Shares, if any, is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or directors of corporations or others acting in a fiduciary or representative capacity, such persons must indicate the relevant capacity when signing, and must include proper evidence satisfactory to the Depositary and the Purchaser of the authority to act. The Purchaser, in its sole discretion, may require additional evidence of authority or additional documentation.

5.              Delivery Instructions. If any cheque(s) is to be sent or certificate(s)/DRS advice(s) representing any Deposited Shares is to be returned to someone at an address other than the address of the Registered Shareholder as it appears in Box 1 on this Letter of Transmittal, then (i) Box 3 on this Letter of Transmittal must be completed if the Consideration is to be paid by cheque to the undersigned; or (ii) Box 5 of this Letter of Transmittal must be completed if the Consideration is to be paid by wire transfer to the undersigned. If Box 3 or Box 5 is not completed (as applicable), any cheque(s) or certificate(s)/DRS advice(s) will be mailed to the delivering Registered Shareholder at the address of such holder as it appears in Box 1 or, if no address is provided in Box 1, then it will be sent to the address of such Registered Shareholder as shown on the register of Registered Shareholders maintained by or on behalf of Correvio. Any cheque(s) or certificate(s)/DRS advice(s) mailed in accordance with the Circular and this Letter of Transmittal will be deemed to be deposited and payment, if applicable, will be deemed to be made by the Purchaser in accordance with the Plan of Arrangement and by the Depositary at the time of mailing.

6.              Lost, Stolen or Destroyed Certificates. If any certificates representing Deposited Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction, to the Depositary. In such case, in order to receive the Consideration, the Depositary will contact you for further instructions, as you will be required (a) to make an affidavit as to the lost, stolen or destroyed certificate(s), and (b) to provide a bond satisfactory to the Purchaser and the Depositary, acting reasonably, in such sum as the Purchaser and the Depositary may direct, or otherwise indemnify Correvio, the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, acting reasonably, against any claim that may be made against Correvio, the Purchaser or the Depositary with respect to the certificate(s) alleged to have been lost, stolen or destroyed. Upon receipt of all of the required documentation, the Depositary will deliver to you, in exchange for such lost, stolen or destroyed certificate(s), the Consideration deliverable in accordance with this Letter of Transmittal and the provisions of the Plan of Arrangement. If any certificate(s) representing Deposited Shares has been lost, stolen or destroyed, please ensure that you provide your telephone number and e-mail address to the Depositary and the Purchaser so that they can contact you.

7.              Requests for Assistance or Additional Copies. Questions or requests for assistance with this Letter of Transmittal may be directed to the Depositary. The Depositary may be contacted at its address and telephone number as set forth on the back cover of this Letter of Transmittal. Requests for additional copies of the Circular and this Letter of Transmittal may be directed to the Depositary, and copies will be furnished promptly at no charge.

8.              Important U.S. Tax Information. For purposes of this Letter of Transmittal, a U.S. person is an owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States,

(b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

Payments pursuant to the Arrangement may be reported to the IRS unless the holder establishes its status as a corporation or that it is not a U.S. person, or otherwise establishes an exemption. Backup withholding may apply to reportable payments unless the holder makes the required certification, including providing its taxpayer identification number or otherwise establishes a basis for exemption. Any amount withheld may be credited against a U.S. Holder’s

U.S. federal income tax liability or refunded to the extent it exceeds the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Appropriate IRS forms may be obtained from the Depositary or on the IRS website (www.irs.gov).

If a holder is a U.S. person for U.S. federal income tax purposes, then, in order to avoid U.S. federal income tax backup withholding, such holder must furnish an IRS Form W-9 certifying that such holder is a U.S. person for U.S. federal income tax purposes. If a holder is not a U.S. person but is acting on behalf of a holder that is a U.S. person, or provides a U.S. address or U.S. account for payment purposes or transmits instructions regarding payment from within the United States, then, in order to avoid U.S. federal income tax backup withholding, such holder must furnish an IRS Form W-8BEN, W-8BEN-E, W-8IMY, or W- 8ECI, as applicable. If a holder is not a U.S. person, is not acting on behalf of a holder that is a U.S. person and does not provide a U.S. address or U.S. account for payment purposes or transmit instructions regarding payment from within the United States, such holder shall not be obligated to provide an IRS Form W-8 in order to avoid backup withholding unless otherwise required by Computershare.

FAILURE TO PROVIDE THE REQUIRED INFORMATION ON IRS FORM W-9 OR THE APPLICABLE IRS FORM W-8, AS APPLICABLE, WILL SUBJECT A REGISTERED SHAREHOLDER TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE, TO THE EXTENT REQUIRED BY APPLICABLE LAW, AND MAY ALSO SUBJECT A REGISTERED SHAREHOLDER TO PENALTIES IMPOSED BY THE IRS, IN EACH CASE ON ALL OR A PORTION OF ANY PAYMENT RECEIVED PURSUANT TO THE PLAN OF ARRANGEMENT. SERIOUS PENALTIES MAY BE IMPOSED FOR PROVIDING FALSE INFORMATION WHICH, IF WILFULLY DONE, MAY RESULT IN FINES AND/OR IMPRISONMENT. ALL REGISTERED SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

9.	Miscellaneous.

(a)	If your Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal must be signed for each different registration.

(b)	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

(c)	The Purchaser reserves the absolute right to waive any defect or irregularity in the deposit of any Shares.

(d)	If the space on this Letter of Transmittal is insufficient to list all Deposited Shares, additional Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(e)	All questions as to validity, form, eligibility (including timely receipt) and acceptance shall be determined by the Purchaser in its sole discretion. Holders of Deposited Shares agree such determination shall be final and binding. The Purchaser reserves for itself the absolute right to reject any and all deposits of Shares and/or accompanying Letter(s) of Transmittal which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. There shall be no duty or obligation on the part of the Purchaser, Correvio, the Depositary or any other person to give notice of any defect or irregularity in the deposit of Deposited Shares and no liability shall be incurred by any of them for failure to give such notice.

(f)	The Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the Arrangement irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

10.            Pickup Locations

Below are the Computershare office locations at which Computershare can hold for pickup your cheque for your Consideration for the Deposited Shares, or your certificate(s)/DRS advice(s) if the Arrangement is not completed.

Montreal	Toronto	Calgary	Vancouver

1500 Boulevard Robert- Bourassa, 7th Floor Montréal, QC H3A 3S8	100 University Ave 8th Floor, North Tower, Toronto ON M5J 2Y1	530 8 Ave SW, 6th Floor Calgary, AB T2P 3S8	510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3A8

Pick-up instructions must be selected in Box 4, if pick-up is preferred over delivery by first class mail and wire transfer.

The Depositary for the Arrangement is:

Computershare Investor Services Inc.

By Mail

Computershare Investor Services Inc.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

Inquiries

Toll Free: 1-800-564-6253 (Canada and U.S.)

Telephone: 1-514-982-7555 (Outside North America)

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Circular and this Letter of Transmittal may be directed to the Depositary at the telephone numbers and location set out above.

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. Computershare has prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact the Chief Privacy Officer of Computershare. It is available at our website, computershare.com or by writing us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.